UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42379

Founder Group Limited

No. 17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang,
Selangor Darul Ehsan, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Issuance of Class B Shares and Share Combination

On January 8, 2026, the board of directors (the “Board”) of Founder Group Limited, a British Virgin Islands company (the “Company”), approved by written resolutions the issuance of (i) 3,194,840 class B shares in the Company (the “Class B Shares”) to Lee Seng Chi, the chief executive officer, director and chairman of the Board, and (ii) 2,129,893 to Thien Chiet Chai, the non-executive director of the Company, as incentive payments for their successful procurement of contracts relating to engineering, procurement, construction and commissioning of multiple large scale solar photovoltaic plant in Malaysia. The issuance is expected to be completed by January 2026.

On the same day, the Board approved by written resolutions, after completion of the above share issuance, a share combination of the Company’s shares (including both class A shares in the Company and Class B Shares) on a one hundred-to-one basis (the “Share Combination”), with effect from the market effective date of the Share Combination as approved by The Nasdaq Stock Market LLC. No fractional shares will be issued to any shareholders in connection with the Share Combination, and each shareholder who holds fractional shares following and as a result of the Share Combination will be issued with such bonus shares as is necessary to ensure that its shareholding is rounded up to the nearest whole number.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Founder Group Limited

By:	/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Date: January 13, 2026

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